

April 30, 2013

Via E-mail
Mr. Michel G. Laporte
Chairman, Chief Executive Officer, and Treasurer
Methes Energies International Ltd.
3651 Lindell Road, Suite #D-272
Las Vegas, NV 89103

> **Re:** **Methes Energies International Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 16, 2013**
> **File No. 333-187935**

Dear Mr. Laporte:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Registration Statement's Facing Page

1. The EDGAR system reflects that the primary standard industrial classification code number of Methes Energies International Ltd. is 2860. Please revise.

Prospectus Summary, page 3

2. Provide a brief overview of the key aspects of the offering. See Item 503(a) of Regulation S-K.

3. Summarize the private placement transactions in which the selling stockholders acquired the securities being offered for resale in this registration statement.

Selling Stockholders, page 7

4. Describe briefly how the selling stockholders acquired the securities being offered for resale.

5. Tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is a broker-dealer. If a selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder is an affiliate of a broker-dealer and cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

6. For a selling stockholder that is a legal entity, identify the natural person or persons who exercises voting or investment control or both over the securities held by the selling stockholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

7. Indicate the nature of any position, office, or other material relationship which a selling stockholder has had within the past three years with Methes Energies International Ltd. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Undertakings, page II-4

8. Since the undertakings under (5) are inapplicable to this offering, please delete them.

Exhibit 5.1

9. Counsel must opine that the warrants are binding obligations of Methes Energies International Ltd. under the law of the jurisdiction governing the warrant agreements. Please revise. For guidance you may wish to refer to Section II.B.1.f. of our Staff Legal Bulletin No. 19 (CF) on legality and tax opinions in registered offerings available on the Commission's website.

10. Please state the corporate law upon which the opinion on the common stock is based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Sincerly,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

Via E-mail
Stephen Zelnick, Esq.